EXHIBIT 16(a)(1)(vii)
[PINNACLE BANCSHARES LETTERHEAD]
October 18, 2007
Dear Stockholder:
Pinnacle Bancshares is offering to repurchase your stock for $16.25 per share, a $2.30, or 16%, premium above the closing price on October 10, 2007, the record date. In addition, we are offering an additional payment of $50 as an incentive for you to sell your stock to Pinnacle by Monday, December 3, 2007. This offer is only being made to Pinnacle stockholders with 99 or fewer shares.
Pinnacle will cover all transaction costs related to the stock buyback. For complete details regarding this offer, please see the attached Offer to Purchase for Cash document.
The purpose of this special stock repurchase program is to reduce the total number of stockholders in Pinnacle Bancshares to save on future servicing fees, SEC reporting costs, stock listing fees and other operating expenses. We estimate that stockholders owning 99 or fewer shares represent over 37% of our total shareholder base but hold approximately 0.3% of our total shares outstanding.
If we are successful in reducing our total stockholders of record under 300, Pinnacle Bancshares plans to deregister its common stock with the Securities and Exchange Commission and delist from the American Stock Exchange. As a result of these actions, we expect to save considerable costs related to SEC reporting requirements, costs associated with implementing and complying with the Sarbanes Oxley Act, stock listing fees and stock registrar costs. We also expect to reduce the significant amount of management time devoted to these activities.
If you want to sell your shares back to Pinnacle for $16.25 per share plus the $50 incentive bonus, please complete the enclosed blue form and return it with your stock certificate in the envelope provided by December 3, 2007. If you have any questions about the stock offer, or if you cannot locate your stock certificate(s), please contact our information agent, Corporate Communications, Inc. (Attn: Gil Fuqua, at 615-324-7311) for more information.
Cordially,

James W. Cannon	Robert B. Nolen, Jr.
Chairman of the Board	President and Chief Executive Officer